Exhibit 99.1

Grab Appoints Suthen Thomas Paradatheth as Group Chief Technology Officer

Singapore, September 21, 2022 - Grab Holdings Limited (NASDAQ: GRAB), Southeast Asia’s leading superapp, today announced that it has promoted Suthen Thomas Paradatheth to Group Chief Technology Officer (GCTO), effective October 1, 2022.

As Grab’s GCTO, Suthen will be responsible for driving Grab’s technology vision, strategy and execution across its Deliveries, Mobility, and Financial Services businesses. He will focus on strengthening Grab’s technical infrastructure to enable deeper superapp synergies and faster product innovation, with the goal of providing partners and consumers with the most efficient, reliable and delightful marketplace for everyday services.

“Suthen’s experience in technology and operations closely mirrors the nature of our business, which is about bridging offline services to online consumers. This enables him to truly understand our unique technological needs, and lead with a clear vision and direction. His strong track record in developing highly scalable and robust systems, integrating multiple Grab services into one seamless superapp, and building high-performing teams around the world, give us confidence that he is the right leader to take our technical organisation to the next level,” said Tan Hooi Ling, Co-Founder of Grab.

Suthen was Grab’s first technical lead when the company was founded in 2012. Over the past decade, he held both technical and operational leadership roles and founded the Business Operations team.

As an engineering leader, Suthen led the development of many Grab products and platforms, which supported the rapid growth of Grab’s Deliveries and Mobility services from a small base to a multi-billion Gross Merchandise Value business today.

In 2020, he was promoted to Chief Technology Officer of Mobility, Automation and Platform Excellence, Deliveries, and Experiences. He led over 1,000 engineers, data scientists and technical program managers across various countries to design, build and optimise large-scale systems powering Grab’s biggest verticals. Under his leadership, his team created a unified tech platform to enable teams to use technical features across different lines of business for faster innovation, and drove widespread adoption of artificial intelligence and automation for faster response to dynamic market conditions.

Suthen is based in Singapore, Grab’s regional headquarters, and will continue to report directly to co-founder Tan Hooi Ling. He will oversee Grab’s global network of eight Research and Development (R&D) Centres, which draws talent from around the world to create impactful solutions for Southeast Asia. From using artificial intelligence to create accurate hyperlocal maps for improved driver navigation, to self-serve advertising solutions for merchants to boost their in-app visibility, Grab’s technology teams continue to develop impactful features that not only bring greater convenience to consumers, but also support partners to grow in Southeast Asia’s rising digital economy.

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About Grab

Grab is a leading superapp in Southeast Asia. Grab operates across the deliveries, mobility and digital financial services sectors in over 480 cities in eight countries in Southeast Asia, including Cambodia, Indonesia, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam. Grab enables millions of people each day to access its driver- and merchant-partners to order food or groceries, send packages, hail a ride or taxi, pay for online purchases or access services such as lending, insurance, wealth management and telemedicine, all through a single “everyday everything” app.

Grab was founded in 2012 with the mission to drive Southeast Asia forward by creating economic empowerment for everyone, and since then, the Grab app has been downloaded onto millions of mobile devices. Grab strives to serve a triple bottom line: to simultaneously deliver financial performance for its shareholders and have a positive social and environmental impact in Southeast Asia.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s beliefs and expectations, business strategy and plans, objectives of management for future operations of Grab, and growth opportunities, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: Grab’s ability to grow at the desired rate or scale and its ability to manage its growth; its ability to further develop its business, including new products and services; its ability to attract and retain partners and consumers; its ability to compete effectively in the intensely competitive and constantly changing market; its ability to continue to raise sufficient capital; its ability to reduce net losses and the use of partner and consumer incentives, and to achieve profitability; potential impact of the complex legal and regulatory environment on its business; its ability to protect and maintain its brand and reputation; general economic conditions, in particular as a result of COVID-19 and currency exchange fluctuations; expected growth of markets in which Grab operates or may operate; and its ability to defend any legal or governmental proceedings instituted against it. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of Grab’s registration statement on Form F-1 and the prospectus therein, and other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.